EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in Post-Effective Amendment No. 1 to Registration Statement No. 333-150612 of our report dated March 31, 2010 (which report expresses an unqualified opinion and includes an explanatory paragraph relating to substantial doubt about the ability of  the Company to continue as a going concern), relating to the consolidated financial statements of Moody National REIT I, Inc. and Subsidiary appearing in Supplement No. 4 to the Prospectus, which is part of such Registration Statement, and to the reference to us under the heading “Experts” in such Supplement No. 4 to the Prospectus.

/s/ Deloitte & Touche LLP

Houston, Texas
April 2, 2010